

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 10, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Andrzej Matyczynski
Chief Financial Officer
Reading International, Inc.
500 Citadel Drive, Suite 300
Commerce, CA 90040

> **Re: Reading International, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Schedule 14A filed April 22, 2009**
> **File No. 001-08625**

Dear Matyczynski:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    Sincerely,

    David R. Humphrey
    Branch Chief